November 15, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Caliber Home Loans, Inc.

Request for Withdrawal of Registration Statement on Form S-1

(File No. 333-249240)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby file this application for withdrawal of the Registration Statement on Form S-1 (File No. 333-249240) of Caliber Home Loans, Inc., a Delaware corporation (the “Company”), together with all exhibits and amendments thereto, initially filed with the Securities and Exchange Commission (the “SEC”) on October 2, 2020 (the “Registration Statement”). The Company has determined not to pursue the contemplated public offering at this time. The SEC has not declared the Registration Statement effective under the Act, and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any comments or questions regarding this matter, please feel free to contact me at (864) 312-3693 or Peter Wardle of Gibson, Dunn & Crutcher at (213) 229-7242.

Very truly yours,

/s/ Spencer Mosness
Spencer Mosness
Secretary
Caliber Home Loans, Inc.